FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

Units 3207-08, West Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                  Form 20-F ☒      Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Management or Control

     1. On January 14, 2004, at the request of Dr. Robert Fung Hing Piu, the directors of DF China Technology Inc., pursuant to Article 99 of its Articles of Association, changed Dr. Fung’s directorship from executive director to non-executive director.

     2. On February 12, 2004, the directors of DF China Technology Inc. appointed Zhou Liyang executive director and a member of the executive committee.

     3. On February 25, 2004, the directors of DF China Technology Inc. appointed Michael J. Reiser and Iain Ferguson Bruce non-executive directors and members of the audit committee.

     Backgrounds of each of the above directors are as follows:

     Mr. Zhou Liyang

     Mr. Zhou is the Executive Vice President of China Merchants DiChain (Asia) Limited, a corporation listed on the Main Board of The Stock Exchange of Hong Kong, Limited. He has over eight years working experience at management levels of listed companies and has extensive involvement in mergers and acquisitions, investment banking and project investments in China and Hong Kong. He has over ten years working experience in commerce, statistics and government bureaus in China. He obtained a bachelor’s degree in Physics from Central-South University, China and a master of science degree in Business/Finance from the University of Baltimore, Maryland, U.S.A.

     Mr. Michael J. Reiser

     Mr. Reiser is a practicing attorney in the United States. He graduated from the University of Colorado and University of Colorado School of Law. He was an Associate Attorney/Shareholder of Rankin, Sproat, Mires, Trapani & Reiser in Oakland for the period of 1993 to 1999, and from 2000 to the present is a partner in the Law Office of Reiser & Simone in Walnut Creek. Mr. Reiser specializes in litigation.

     Mr. Iain F. Bruce

     Mr. Bruce has more than 35 years of international experience in accounting and consulting. He joined KPMG Hong Kong in 1964 and was its senior partner from 1991 to 1996. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Society of Accountants. He has been a member of the Securities and Futures Appeal Panel, Hong Kong since 1994 and also serves on the boards of several publicly listed companies in Hong Kong and overseas.

     The Audit Committee of the company now comprises Dr. Godwin Wong, Mr. Michael J. Reiser and Mr. Iain F. Bruce.

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Other Information Deemed of Material Importance to Securityholders

     On February 4, 2004, DF China Technology Inc. via a placing agent in Hong Kong successfully raised funds of US$4.3 million from several corporate investors. The proceeds from the placement will be used for the expansion of the paper making business, working capital and development of a new line of business for the company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF China Technology Inc.
By /s/ Yam Sheung KWOK
Yam Sheung KWOK,
Executive Director and Company Secretary

Date: March 3, 2004

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